Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2020 Results

Beijing, China—March 11, 2021—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, today announced its unaudited financial results for the quarter and the full year ended December 31, 2020.

Fourth Quarter and Full Year 2020 Highlights

•

Net revenues for the fourth quarter of 2020 were RMB224.3 billion (US$[1]34.4 billion), an increase of 31.4% from the fourth quarter of 2019. Net service revenues for the fourth quarter of 2020 were RMB32.1 billion (US$4.9 billion), an increase of 53.2% from the fourth quarter of 2019. Net revenues for the full year of 2020 were RMB745.8 billion (US$114.3 billion), an increase of 29.3% from the full year of 2019. Net service revenues for the full year of 2020 were RMB93.9 billion (US$14.4 billion), an increase of 42.0% from the full year of 2019.

•

Income from operations for the fourth quarter of 2020 was RMB594.9 million (US$91.2 million), compared to RMB529.5 million for the same period last year. Non-GAAP[2] income from operations for the fourth quarter of 2020 was RMB1,213.5 million (US$186.0 million), compared to RMB704.0 million for the fourth quarter of 2019. Income from operations for the full year of 2020 was RMB12.3 billion (US$1.9 billion), compared to RMB9.0 billion for the full year of 2019. Non-GAAP income from operations for the full year of 2020 was RMB15.3 billion (US$2.4 billion) with a non-GAAP operating margin of 2.1%, as compared to RMB8.9 billion for the full year of 2019 with a non-GAAP operating margin of 1.5%.

•

Net income attributable to ordinary shareholders for the fourth quarter of 2020 was RMB24.3 billion (US$3.7 billion), compared to RMB3.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2020 increased by 194% to RMB2.4 billion (US$0.4 billion) from RMB0.8 billion for the same period last year. Net income attributable to ordinary shareholders for the full year of 2020 was RMB49.4 billion (US$7.6 billion), compared to RMB12.2 billion for the full year of 2019. Non-GAAP net income attributable to ordinary shareholders for the full year of 2020 was RMB16.8 billion (US$2.6 billion), compared to RMB10.7 billion for the full year of 2019.

•

Diluted net income per ADS for the fourth quarter of 2020 was RMB15.18 (US$2.33), compared to RMB2.44 for the fourth quarter of 2019. Non-GAAP diluted net income per ADS for the fourth quarter of 2020 was RMB1.49 (US$0.23), compared to RMB0.54 for the same period last year. Diluted net income per ADS for the full year of 2020 was RMB31.68 (US$4.86), compared to RMB8.21 for the full year of 2019. Non-GAAP diluted net income per ADS for the full year of 2020 was RMB10.56 (US$1.62), compared to RMB7.25 for the full year of 2019.

•

Operating cash flow for the full year of 2020 increased to RMB42.5 billion (US$6.5 billion) from RMB24.8 billion for the full year of 2019. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the full year of 2020 increased to RMB34.9 billion (US$5.4 billion), compared to RMB19.5 billion for the full year of 2019.

1

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020, which was RMB6.5250 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

•	Annual active customer accounts[3] increased by 30.3% to 471.9 million in 2020 from 362.0 million in 2019.

“JD saw accelerated revenue and user growth during the fourth quarter driven by our long-term operating philosophy and customer-centric value proposition despite the ongoing market challenges,” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “During this quarter, JD continued its strategic transformation into a supply chain-based technology and service company with increasingly diversified sources of revenues. With a strong momentum going into 2021 and with our recently optimized organizational structure, JD will continue to invest in innovative, high potential businesses to drive long-term sustainable growth.”

“We are pleased to conclude the year on a strong note with another quarter of solid top and bottom-line results as well as excellent cash flow,” said Sandy Xu, Chief Financial Officer of JD.com. “Our operational efficiency continued to improve driven by technology and innovation. We have also made progress in a number of new businesses that we have been incubating, including the successful IPO of JD Health, the submission of JD Logistics’s listing application to the Hong Kong Stock Exchange and the progress of JD Property’s series A financing.”

Business Highlights

Environment, Social and Governance

•

In the fourth quarter, JD Logistics became the first Chinese logistics company to join the Science Based Targets initiative (SBTi) with a commitment to reducing its carbon emissions by 50% compare to 2019 by 2030. SBTi is a partnership between CDP (Carbon Disclosure Project), the United Nations Global Compact (UNGC), World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) driving ambitious climate action in the private sector by enabling companies to set science-based emissions reduction targets. JD Logistics is dedicated to deploying more new energy vehicles, promoting renewable energies & environmentally friendly materials and enabling partners to implement environmentally friendly practices.

•

In November, JD Logistics’s courier Xuewen Song received China’s 2020 “National Model Workers” award, the nation’s highest recognition for outstanding work ethics and contributions to the country and society. Since joining JD.com in 2011, Mr. Song has traveled 320,000 kilometers and delivered 300,000 packages with zero errors, complaints, and safety incidents.

3	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

JD Retail

•

Multiple renowned fashion and luxury brands launched flagship stores on JD.com, including Hermès Group’s luxury shoe brand John Lobb, Italian luxury brand Stefano Ricci, British designer brand Vivienne Westwood, LVMH Group’s fashion brand JW Anderson, designer accessories brand Anya Hindmarch, French silverware and jewelry brand Christofle and Japanese streetwear label White Mountaineering. Furthermore, Prada and Miu Miu became the first batch of luxury brands to partner with JD.com to implement pioneering omni-channel initiatives. Customers on JD platforms now have access to a wider range of Prada and Miu Miu products, including exclusive items from their physical stores. The initiatives also help to improve the operational efficiency and inventory management capability of these brands’ physical stores.

•

In the fourth quarter, JD Retail received multiple prestigious awards from influential advertising organizations, including Effie Awards (Greater China), Modern Advertising Awards, and ROI Awards, for its innovation and contribution in supporting brands in their marketing strategies.

JD Health

•

On December 8, 2020, JD Health successfully listed on the Main Board of the Hong Kong Stock Exchange under the stock code “6618,” with a global offering of 439,185,000 new shares (including a full exercise of the over-allotment option). Gross proceeds from this offering, before deducting underwriting fees and offering expenses, amounted to approximately HK$31 billion. As a technology-driven platform centered on the supply chain of pharmaceutical and healthcare products and strengthened by healthcare services, JD Health strives to improve user experience and provide easily accessible, convenient, high-quality yet affordable healthcare products and services, encompassing a user’s full life span.

JD Logistics

•

In January 2021, JD.com was selected by INFORMS as one of the seven finalists for the 50th annual Franz Edelman Award for Achievement in Advanced Analytics, Operations Research and Management Science, the world’s most prestigious award for achievements in the practice of analytics and operations research. Along with other seven world-leading enterprises including Amazon, JD.com was recognized for its advanced research and self-developed “unmanned” warehouse scheduling system. JD.com is among the few Chinese companies that were selected as finalists in the history of the award.

•

In January 2021, JD Logistics signed an agreement with Chinese confectionary manufacturer Xu Fu Chi. Leveraging JD Logistics’s technology capabilities, the collaboration will support Xu Fu Chi’s supply chain management system digitalization efforts and enhance the confectionary manufacturer’s omni-channel service capabilities across various distribution channels.

•

As of December 31, 2020, JD Logistics operated over 900 warehouses, which covered an aggregate gross floor area of approximately 21 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

Jingxi Business

•

Highlighting the commitment to enhancing its presence in lower tier cities, JD.com formed Jingxi Business Group recently, to better serve customer demands and empower small business owners in lower-tier cities. Jingxi Business Group mainly consolidates social e-commerce platform Jingxi, convenience store business Jingxitong (formerly known as Xintonglu or JD New Markets) and community group purchase business Jingxi Pinpin. JD.com is also making efforts to strengthen its supply chain capabilities in lower tier market through business cooperation and strategic investments. Recently announced investments in Xingsheng Preference Electronic Business Limited, a leading community group purchase e-commerce platform based in Hunan province, and China Dili Group, a wholesale produce market operator listed in Hong Kong, aim to realize synergies between JD.com and its investees in lower-tier cities through close collaborations in technology, supply chain and logistics.

JD Property

•

With the successful launch of two logistics properties core funds (“Core Funds”), JD Property launched its first logistics properties development fund (“Development Fund”) with RMB3 billion of assets under management in the fourth quarter of 2020. The key investors of Development Fund include GIC, the Singapore sovereign wealth fund, and Mubadala Investment Company, an Abu Dhabi-based sovereign investor. Thus far, the total assets under management of Core Funds and Development Fund has exceeded RMB19 billion.

Other Highlights

•

JD.com and JD Digits became the first group of e-commerce and technology companies to partner up with the Digital Currency Research Institute of the People’s Bank of China to test the applications of the Chinese digital currency e-CNY. JD.com and JD Digits have already supported the trial launch of the e-CNY in cities including Beijing, Suzhou and Chengdu. To facilitate the trial launch, JD.com provided local residents in these cities with application scenario for e-CNY including its online e-commerce platforms and offline stores such as JD Home Appliance Stores and JD convenience stores, while JD Digits provided technology supports and services to financial institutions and merchants.

Operational Metrics Update

•	As of December 31, 2020, JD.com had approximately 310,000 employees excluding part-time and interns.

Fourth Quarter 2020 Financial Results

Net Revenues. For the fourth quarter of 2020, JD.com reported net revenues of RMB224.3 billion (US$34.4 billion), representing a 31.4% increase from the same period in 2019. Net product revenues increased by 28.4%, while net service revenues increased by 53.2% for the fourth quarter of 2020, as compared to the same period of 2019.

Cost of Revenues. Cost of revenues increased by 31.7% to RMB193.2 billion (US$29.6 billion) for the fourth quarter of 2020 from RMB146.7 billion for the fourth quarter of 2019.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 34.2% to RMB14.8 billion (US$2.3 billion) for the fourth quarter of 2020 from RMB11.0 billion for the fourth quarter of 2019.

Marketing Expenses. Marketing expenses increased by 26.7% to RMB10.4 billion (US$1.6 billion) for the fourth quarter of 2020 from RMB8.2 billion for the fourth quarter of 2019.

Research and Development Expenses. Research and development expenses increased by 25.4% to RMB4.5 billion (US$0.7 billion) for the fourth quarter of 2020 from RMB3.6 billion for the fourth quarter of 2019.

General and Administrative Expenses. General and administrative expenses increased by 34.4% to RMB2.0 billion (US$0.3 billion) for the fourth quarter of 2020 from RMB1.5 billion for the fourth quarter of 2019. The increase was primarily due to the increase in share-based compensation expenses in relation to JD Health’s share incentive plan.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the fourth quarter of 2020 was RMB594.9 million (US$91.2 million), compared to RMB529.5 million for the same period last year. Non-GAAP income from operations for the fourth quarter of 2020 was RMB1,213.5 million (US$186.0 million), compared to non-GAAP income from operations of RMB704.0 million for the fourth quarter of 2019. Operating margin of JD Retail before unallocated items for the fourth quarter of 2020 was 1.5%, compared to 1.4% for the fourth quarter of 2019.

Non-GAAP EBITDA for the fourth quarter of 2020 was RMB2.7 billion (US$0.4 billion), compared to RMB2.0 billion for the fourth quarter of 2019.

Others, net. Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains from business and investment disposals, impairment of investments, government incentives, and foreign exchange gains/(losses). In the fourth quarter of 2020, other non-operating income was RMB21.0 billion (US$3.2 billion), as compared to other non-operating income of RMB3.6 billion for the fourth quarter of 2019. The substantial increase was primarily due to increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies, the net gain for the fourth quarter of 2020 was RMB20.5 billion (US$3.1 billion), as compared to net gain of RMB4.2 billion for the same period of last year.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the fourth quarter of 2020 was RMB24.3 billion (US$3.7 billion), compared to RMB3.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2020 was RMB2.4 billion (US$0.4 billion), compared to RMB0.8 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the fourth quarter of 2020 was RMB15.18 (US$2.33), compared to RMB2.44 for the fourth quarter of 2019. Non-GAAP diluted net income per ADS for the fourth quarter of 2020 was RMB1.49 (US$0.23), compared to RMB0.54 for the fourth quarter of 2019.

Cash Flow and Working Capital

As of December 31, 2020, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB151.1 billion (US$23.2 billion), compared to RMB64.5 billion as of December 31, 2019. For the fourth quarter of 2020, free cash flow of the company was as follows:

	For the three months ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	3,701	5,213,568	799,014
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	(311,718)	207,102	31,740
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	1,055,277	1,125,815	172,539
Other capital expenditures**	(903,487)	(1,971,418)	(302,133)

Free cash flow	(156,227)	4,575,067	701,160

*

Including logistics facilities and other real estate properties developed by JD Property, which may be sold under various equity structures. In the fourth quarter of 2020, approximately RMB3.6 billion proceeds from the sale of development properties were included in this line, compared to approximately RMB2.5 billion proceeds in the fourth quarter of 2019.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB13.7 billion (US$2.1 billion) for the fourth quarter of 2020, consisting primarily of increase in short-term investments of RMB12.5 billion, cash paid for investments in equity investees and purchases of investment securities of RMB7.2 billion and cash paid for capital expenditures of RMB4.5 billion, partially offset by cash received from disposal of investment securities of RMB7.0 billion, and proceeds from sale of development properties of RMB3.6 billion.

Net cash provided by financing activities was RMB23.4 billion (US$3.6 billion) for the fourth quarter of 2020, consisting primarily of net proceeds of RMB25.8 billion from the initial public offering of JD Health, partially offset by repayment of short-term debts of RMB2.9 billion.

Full Year 2020 Financial Results

Net Revenues. For the full year of 2020, JD.com reported net revenues of RMB745.8 billion (US$114.3 billion), representing a 29.3% increase from the full year of 2019. Net product revenues increased by 27.6%, while net service revenues increased by 42.0% for the full year of 2020, as compared to the full year of 2019.

Cost of Revenues. Cost of revenues increased by 29.3% to RMB636.7 billion (US$97.6 billion) for the full year of 2020 from RMB492.5 billion for the full year of 2019.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 31.7% to RMB48.7 billion (US$7.5 billion) for the full year of 2020 from RMB37.0 billion for the full year of 2019.

Marketing Expenses. Marketing expenses increased by 22.1% to RMB27.2 billion (US$4.2 billion) for the full year of 2020 from RMB22.2 billion for the full year of 2019.

Research and Development Expenses. Research and development expenses increased by 10.5% to RMB16.1 billion (US$2.5 billion) for the full year of 2020 from RMB14.6 billion for the full year of 2019.

General and Administrative Expenses. General and administrative expenses increased by 16.7% to RMB6.4 billion (US$1.0 billion) for the full year of 2020 from RMB5.5 billion for the full year of 2019.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the full year of 2020 was RMB12.3 billion (US$1.9 billion), compared to RMB9.0 billion for the full year of 2019. Non-GAAP income from operations for the full year of 2020 was RMB15.3 billion (US$2.4 billion) with a non-GAAP operating margin of 2.1%, as compared to non-GAAP income from operations of RMB8.9 billion for the full year of 2019 with a non-GAAP operating margin of 1.5%. Operating margin of JD Retail before unallocated items for the full year of 2020 was 2.8%, compared to 2.5% for the full year of 2019.

Non-GAAP EBITDA for the full year of 2020 was RMB20.7 billion (US$3.2 billion) with a non-GAAP EBITDA margin of 2.8%, compared to RMB13.8 billion with a non-GAAP EBITDA margin of 2.4% for the full year of 2019.

Others, net. Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains from business and investment disposals, impairment of investments, government incentives, and foreign exchange gains/(losses). In the full year of 2020, other non-operating income was RMB32.6 billion (US$5.0 billion), as compared to other non-operating income of RMB5.4 billion for the full year of 2019. The substantial increase was primarily due to the increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies, the net gain for the full year of 2020 was RMB29.5 billion (US$4.5 billion), as compared to net gain of RMB3.5 billion for the full year of 2019.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the full year of 2020 was RMB49.4 billion (US$7.6 billion), compared to RMB12.2 billion for the full year of 2019. Non-GAAP net income attributable to ordinary shareholders for the full year of 2020 was RMB16.8 billion (US$2.6 billion), compared to RMB10.7 billion for the full year of 2019.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the full year of 2020 was RMB31.68 (US$4.86), compared to RMB8.21 for the full year of 2019. Non-GAAP diluted net income per ADS for the full year of 2020 was RMB10.56 (US$1.62), compared to RMB7.25 for the full year of 2019.

Cash Flow and Working Capital

For the full year of 2020, free cash flow of the company was as follows:

	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	24,781,220	42,544,317	6,520,202
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	(4,233,884)	47,938	7,347
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	2,420,401	(3,533,666)	(541,558)
Other capital expenditures**	(3,514,741)	(4,136,344)	(633,923)

Free cash flow	19,452,996	34,922,245	5,352,068

*

Including logistics facilities and other real estate properties developed by JD Property, which may be sold under various equity structures. For the full year of 2020, approximately RMB4.8 billion proceeds from the sale of development properties were included in this line, compared to approximately RMB7.9 billion for the full year of 2019.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB57.8 billion (US$8.9 billion) for the full year of 2020, consisting primarily of increase in short-term investments of RMB35.6 billion, increase in time deposits of RMB5.0 billion, cash paid for investments in equity investees and purchases of investment securities of RMB18.1 billion and cash paid for capital expenditures of RMB12.5 billion, partially offset by cash received from disposal of investments in equity investees and investment securities of RMB10.2 billion, and proceeds from sale of development properties of RMB4.8 billion.

Net cash provided by financing activities was RMB71.1 billion (US$10.9 billion) for the full year of 2020, consisting primarily of net proceeds of RMB32.1 billion from the non-redeemable series B preference share financing of JD Health together with the initial public offering of JD Health, net proceeds of RMB31.3 billion from the company’s Hong Kong Listing, and net proceeds of RMB6.8 billion from the issuance of unsecured senior notes.

Supplemental Information

The table below sets forth the segment operating results:

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)			(In thousands)
Net revenues:
JD Retail	163,077,792	208,594,963	31,968,577	552,245,141	702,929,619	107,728,677
New businesses*	7,438,919	15,834,704	2,426,774	23,932,278	42,790,954	6,558,001
Inter-segment	(159,034)	(240,938)	(36,925)	(435,364)	(724,639)	(111,056)

Total segment net revenues	170,357,677	224,188,729	34,358,426	575,742,055	744,995,934	114,175,622
Unallocated items**	326,361	139,426	21,368	1,146,429	805,952	123,518

Total consolidated net revenues	170,684,038	224,328,155	34,379,794	576,888,484	745,801,886	114,299,140

Operating income/(loss):
JD Retail	2,296,181	3,041,388	466,113	13,775,339	19,484,484	2,986,128
New businesses*	(777,753)	(718,682)	(110,144)	(1,022,281)	(2,498,850)	(382,964)
Including: gain on sale of development properties	814,412	1,109,179	169,989	3,884,709	1,648,747	252,682

Total segment operating income	1,518,428	2,322,706	355,969	12,753,058	16,985,634	2,603,164
Unallocated items**	(988,881)	(1,727,759)	(264,790)	(3,758,178)	(4,642,814)	(711,544)

Total consolidated operating income	529,547	594,947	91,179	8,994,880	12,342,820	1,891,620

*

New businesses of the company include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property.

JD Property develops and manages logistics facilities and other real estate properties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)			(In thousands)
Electronics and home appliance revenues	92,730,981	115,819,247	17,750,076	328,703,453	400,927,285	61,444,794
General merchandise revenues	56,981,112	76,380,715	11,705,857	182,030,514	250,951,955	38,460,070

Net product revenues	149,712,093	192,199,962	29,455,933	510,733,967	651,879,240	99,904,864
Marketplace and advertising revenues	13,472,797	17,480,690	2,679,033	42,680,212	53,472,718	8,195,053
Logistics and other service revenues	7,499,148	14,647,503	2,244,828	23,474,305	40,449,928	6,199,223

Net service revenues	20,971,945	32,128,193	4,923,861	66,154,517	93,922,646	14,394,276

Total net revenues	170,684,038	224,328,155	34,379,794	576,888,484	745,801,886	114,299,140

Recent Development

JD Logistics

On February 16, 2021, JD Logistics, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the JD Logistics’s shares (representing ordinary shares with a par value of US$0.000025 each in the share capital of JD Logistics) on the Main Board of the Hong Kong Stock Exchange. Please note that there is no assurance as to whether or when the proposed listing may take place.

JD Property

On March 10, 2021, JD Property, the infrastructure asset management and integrated service platform within and a subsidiary of JD.com, entered into definitive agreements for the non-redeemable series A preferred share financing with co-lead investors Hillhouse Capital and Warburg Pincus, among others. The total amount expected to be raised is approximately US$700 million, subject to customary closing conditions. JD.com will remain the majority shareholder of JD Property after the completion of this transaction. By leveraging Warburg Pincus and Hillhouse Capital’s industry expertise and resources, JD Property will further strengthen its infrastructure property management capabilities and its position as a leading player in high-quality infrastructure properties development and operations.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on March 11, 2021, (8:00 pm, Beijing/Hong Kong Time on March 11, 2021) to discuss the fourth quarter and full year 2020 financial results.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/2584734

CONFERENCE ID: 2584734

A telephone replay will be available from 10:00 am, Eastern Time on March 11, 2021 through 8:59 am, Eastern Time on March 19, 2021. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	2584734

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	36,971,420	86,084,857	13,193,082
Restricted cash	2,940,859	4,434,448	679,609
Short-term investments	24,602,777	60,577,110	9,283,848
Accounts receivable, net (including JD Baitiao of RMB1.0 billion and RMB0.8 billion as of December 31, 2019 and 2020, respectively)(1)	6,190,588	7,111,947	1,089,954
Advance to suppliers	593,130	3,767,933	577,461
Inventories, net	57,932,156	58,932,519	9,031,804
Prepayments and other current assets	5,629,561	7,076,590	1,084,535
Amount due from related parties	4,234,067	6,667,262	1,021,803
Assets held for sale(2)	—	148,592	22,773

Total current assets	139,094,558	234,801,258	35,984,869
Non-current assets
Property, equipment and software, net	20,654,071	22,596,570	3,463,076
Construction in progress	5,806,308	7,906,406	1,211,710
Intangible assets, net	4,110,034	6,462,888	990,481
Land use rights, net	10,891,742	11,124,913	1,704,968
Operating lease right-of-use assets	8,643,597	15,484,082	2,373,039
Goodwill	6,643,669	10,904,409	1,671,174
Investment in equity investees	35,575,807	58,501,329	8,965,721
Investment securities	21,417,104	39,085,150	5,990,061
Deferred tax assets	80,556	532,746	81,647
Other non-current assets	6,806,258	13,315,844	2,040,740
Amount due from related parties	—	242,527	37,169
Assets held for sale(2)	—	1,329,672	203,781

Total non-current assets	120,629,146	187,486,536	28,733,567

Total assets	259,723,704	422,287,794	64,718,436

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	90,428,382	106,818,425	16,370,640
Advances from customers	16,078,619	20,998,001	3,218,084
Deferred revenues	3,326,594	3,417,313	523,726
Taxes payable	2,015,788	3,029,416	464,278
Amount due to related parties	317,978	585,324	89,705
Unsecured senior notes	—	3,259,882	499,599
Accrued expenses and other current liabilities	24,656,180	30,034,571	4,602,999
Operating lease liabilities	3,193,480	5,513,534	844,986
Liabilities held for sale(2)	—	360,196	55,202

Total current liabilities	140,017,021	174,016,662	26,669,219
Non-current liabilities
Deferred revenues	1,942,635	1,617,844	247,945
Unsecured senior notes	6,912,492	9,594,556	1,470,430
Deferred tax liabilities	1,338,988	1,921,831	294,533
Long-term borrowings	3,139,290	2,936,205	449,993
Operating lease liabilities	5,523,164	10,249,957	1,570,875
Other non-current liabilities	225,883	331,623	50,823

Total non-current liabilities	19,082,452	26,652,016	4,084,599

Total liabilities	159,099,473	200,668,678	30,753,818

(1)

JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Digits, the company periodically securitizes Baitiao receivables through the transfer of those assets to asset-backed securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

(2)

The company entered into definitive agreements to transfer certain logistic facilities and real estate properties to JD Logistics Properties Core Fund II, L.P. (the “Core Fund II”). As of December 31, 2020, the company classified the related undisposed assets and liabilities as assets and liabilities held for sale under ASC 360, which included cash of RMB115.9 million.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	15,964,384	17,133,208	2,625,779
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 3,129,794 shares issued and 3,103,499 shares outstanding as of December 31, 2020)	81,855,970	187,543,295	28,742,270
Non-controlling interests	2,803,877	16,942,613	2,596,569

Total shareholders’ equity	84,659,847	204,485,908	31,338,839

Total liabilities, mezzanine equity and shareholders’ equity	259,723,704	422,287,794	64,718,436

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	149,712,093	192,199,962	29,455,933	510,733,967	651,879,240	99,904,864
Net service revenues	20,971,945	32,128,193	4,923,861	66,154,517	93,922,646	14,394,276

Total net revenues	170,684,038	224,328,155	34,379,794	576,888,484	745,801,886	114,299,140

Cost of revenues	(146,685,835)	(193,185,835)	(29,607,025)	(492,467,391)	(636,693,551)	(97,577,556)
Fulfillment	(10,994,766)	(14,752,007)	(2,260,844)	(36,968,041)	(48,700,211)	(7,463,634)
Marketing	(8,225,450)	(10,423,229)	(1,597,430)	(22,234,045)	(27,155,972)	(4,161,835)
Research and development	(3,591,058)	(4,503,450)	(690,184)	(14,618,677)	(16,148,948)	(2,474,935)
General and administrative	(1,471,794)	(1,977,866)	(303,121)	(5,490,159)	(6,409,131)	(982,242)
Gain on sale of development properties	814,412	1,109,179	169,989	3,884,709	1,648,747	252,682

Income from operations(3)(4)	529,547	594,947	91,179	8,994,880	12,342,820	1,891,620

Other income/(expenses)
Share of results of equity investees	(518,211)	1,679,822	257,444	(1,738,219)	4,291,453	657,694
Interest income	594,427	958,781	146,940	1,785,572	2,753,360	421,971
Interest expense	(219,772)	(296,061)	(45,373)	(725,010)	(1,125,181)	(172,442)
Others, net	3,646,984	21,012,344	3,220,283	5,375,309	32,556,439	4,989,493

Income before tax	4,032,975	23,949,833	3,670,473	13,692,532	50,818,891	7,788,336
Income tax benefits/(expenses)	(479,137)	331,722	50,839	(1,802,440)	(1,481,645)	(227,072)

Net income	3,553,838	24,281,555	3,721,312	11,890,092	49,337,246	7,561,264

Net loss attributable to non-controlling interests shareholders	(80,913)	(46,941)	(7,194)	(297,163)	(74,618)	(11,436)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	797	3,045	467	3,100	6,641	1,018

Net income attributable to ordinary shareholders	3,633,954	24,325,451	3,728,039	12,184,155	49,405,223	7,571,682

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
(3) Includes share-based compensation expenses as follows:
Cost of revenues	(24,556)	(32,550)	(4,989)	(82,243)	(98,168)	(15,045)
Fulfillment	(136,033)	(296,175)	(45,391)	(440,167)	(646,331)	(99,055)
Marketing	(78,419)	(128,598)	(19,709)	(258,860)	(346,952)	(53,173)
Research and development	(376,212)	(464,941)	(71,255)	(1,340,317)	(1,400,067)	(214,570)
General and administrative	(416,145)	(572,387)	(87,721)	(1,573,368)	(1,664,415)	(255,083)
(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,433)	(51,584)	(7,906)	(165,223)	(192,801)	(29,548)
Marketing	(140,430)	(218,936)	(33,553)	(637,374)	(692,471)	(106,126)
Research and development	(24,700)	(24,700)	(3,785)	(99,280)	(98,800)	(15,142)
General and administrative	(77,314)	(77,314)	(11,849)	(307,776)	(308,761)	(47,320)
Net income per share:
Basic	1.24	7.84	1.20	4.18	16.35	2.51
Diluted	1.22	7.59	1.16	4.11	15.84	2.43
Net income per ADS:
Basic	2.49	15.68	2.40	8.37	32.70	5.01
Diluted	2.44	15.18	2.33	8.21	31.68	4.86

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	810,722	2,386,234	365,707	10,749,907	16,827,643	2,578,951
Weighted average number of shares:
Basic	2,923,258	3,102,969	3,102,969	2,912,637	3,021,809	3,021,809
Diluted	2,980,261	3,204,906	3,204,906	2,967,322	3,109,024	3,109,024
Non-GAAP net income per share:
Basic	0.28	0.77	0.12	3.69	5.57	0.85
Diluted	0.27	0.74	0.11	3.62	5.28	0.81
Non-GAAP net income per ADS:
Basic	0.55	1.54	0.24	7.38	11.14	1.71
Diluted	0.54	1.49	0.23	7.25	10.56	1.62

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	3,701	5,213,568	799,014	24,781,220	42,544,317	6,520,202
Net cash provided by/(used in) investing activities	2,452,444	(13,705,425)	(2,100,448)	(25,349,357)	(57,810,588)	(8,859,860)
Net cash provided by financing activities	3,087,869	23,412,604	3,588,139	2,572,467	71,071,595	10,892,198
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(390,963)	(2,971,701)	(455,433)	405,891	(5,082,380)	(778,908)

Net increase in cash, cash equivalents and restricted cash	5,153,051	11,949,046	1,831,272	2,410,221	50,722,944	7,773,632
Cash, cash equivalents and restricted cash at beginning of period/year	34,759,228	78,686,177	12,059,184	37,502,058	39,912,279	6,116,824

Cash, cash equivalents and restricted cash at end of period/year (5)	39,912,279	90,635,223	13,890,456	39,912,279	90,635,223	13,890,456

Net cash provided by operating activities	3,701	5,213,568	799,014	24,781,220	42,544,317	6,520,202
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	(311,718)	207,102	31,740	(4,233,884)	47,938	7,347
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	1,055,277	1,125,815	172,539	2,420,401	(3,533,666)	(541,558)
Other capital expenditures	(903,487)	(1,971,418)	(302,133)	(3,514,741)	(4,136,344)	(633,923)

Free cash flow	(156,227)	4,575,067	701,160	19,452,996	34,922,245	5,352,068

(5)	Including cash, cash equivalents and restricted cash classified as assets held for sale.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	19.5	15.2	22.7	30.2	34.9
Inventory turnover days(6) – TTM	35.8	35.4	34.8	34.3	33.3
Accounts payable turnover days(7) – TTM	54.5	51.7	50.8	49.2	47.1
Accounts receivable turnover days(8) – TTM	3.2	3.1	2.9	2.8	2.7
Annual active customer accounts (in millions)	362.0	387.4	417.4	441.6	471.9

	For the year ended
	December 31, 2018	December 31, 2019	December 31, 2020
GMV(9) (in RMB billions)	1,676.9	2,085.4	2,612.5

(6)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(9)

Gross Merchandise Volume (GMV) is the total value of all orders for products and services placed in the company’s online retail business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by the company or by the company’s third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts. The company believes that GMV only provides a measure of the overall volume of transactions that flow through the company’s platform in a given period. Therefore, it should not be used as a financial metric or industry and peer comparisons.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	529,547	594,947	91,179	8,994,880	12,342,820	1,891,620
Add: Share-based compensation	1,031,365	1,494,651	229,065	3,694,955	4,155,933	636,926
Add: Amortization of intangible assets resulting from assets and business acquisitions	147,655	228,623	35,038	885,385	723,420	110,870
Add/(Reversal of): Effects of business cooperation arrangements	(190,139)	4,485	687	(822,161)	(236,539)	(36,252)
Reversal of: Gain on sale of development properties	(814,412)	(1,109,179)	(169,989)	(3,884,709)	(1,648,747)	(252,682)

Non-GAAP income from operations	704,016	1,213,527	185,980	8,868,350	15,336,887	2,350,482

Add: Depreciation and other amortization	1,261,687	1,451,079	222,388	4,942,671	5,344,234	819,039

Non-GAAP EBITDA	1,965,703	2,664,606	408,368	13,811,021	20,681,121	3,169,521

Total net revenues	170,684,038	224,328,155	34,379,794	576,888,484	745,801,886	114,299,140
Non-GAAP operating margin	0.4%	0.5%	0.5%	1.5%	2.1%	2.1%

Non-GAAP EBITDA margin	1.2%	1.2%	1.2%	2.4%	2.8%	2.8%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	3,633,954	24,325,451	3,728,039	12,184,155	49,405,223	7,571,682
Add: Share-based compensation	1,031,365	1,494,651	229,065	3,694,955	4,155,933	636,926
Add: Amortization of intangible assets resulting from assets and business acquisitions	147,655	228,623	35,038	885,385	723,420	110,870
Add: Reconciling items on the share of equity method investments(10)	155,358	357,890	54,849	456,468	530,046	81,233
Add: Impairment of goodwill, intangible assets, and investments	1,000,056	33,679	5,162	2,750,769	695,414	106,577
Reversal of: Gain from fair value change of long-term investments	(4,210,355)	(20,474,859)	(3,137,909)	(3,495,710)	(29,482,650)	(4,518,414)
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	(814,412)	(1,099,100)	(168,444)	(3,997,416)	(1,638,668)	(251,137)
Reversal of: Gain on disposals/deemed disposals of investments	(8,891)	(2,101,380)	(322,051)	(1,236,726)	(6,903,937)	(1,058,075)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(211,077)	(15,199)	(2,330)	(904,284)	(318,705)	(48,844)
Add: Tax effects on non-GAAP adjustments	87,069	(363,522)	(55,712)	412,311	(338,433)	(51,867)

Non-GAAP net income attributable to ordinary shareholders	810,722	2,386,234	365,707	10,749,907	16,827,643	2,578,951

Total net revenues	170,684,038	224,328,155	34,379,794	576,888,484	745,801,886	114,299,140
Non-GAAP net margin	0.5%	1.1%	1.1%	1.9%	2.3%	2.3%

(10)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.